SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 4, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	May 4, 2009

TAM is awarded for quality in securing financing for its aircraft fleet

Airfinance Journal presented its “Latin America Deal of the Year” award in recognition of the company’s team as the best in the world

São Paulo, May 4, 2009 – (NYSE:  TAM, Bovespa:  TAMM4) We received a double award by Airfinance Journal last week in recognition of high quality in the financing operations that we took part in last year for the aircraft in our fleet. The Latin America Deal of the Year 2008 award was presented to us based on two agreements reached with different international financial institutions. In addition to this, the fact that we were able to purchase 32 new aircraft in 2008 with the support of structured financing led Airfinance Journal to recognize the our team responsible for the negotiations, led by our director of International Contracts, José Zaidan Maluf, as the world’s best by giving it the Aircraft Finance Team of the Year 2008 award.

Of the two agreements that warranted the Latin America Deal of the Year 2008, one was set up by Banco Santander and ING and named Spanish Operating Lease (SOL), which was completed in July of 2008, just before the global financial crisis, for two Airbus aircraft.

The second agreement was structured with a financial guarantee from the Export-Import Bank of the United States -(Ex-Im Bank) which financed four Boeing 777-300ER aircraft and included the participation of four international financial institutions: Calyon, Natixis, Pefco (Private Export Funding Corporation) and Société Générale.

Airfinance Journal, one of the most important business publications produced by the commercial aviation industry, highlighted three unique factors involved in this deal: It was the first delivery of large Boeing aircraft in Brazil, it was the first B777-300ER to be operated by a Latin American airline and the first financing agreement achieved with an Ex-Im Bank guarantee for this type of structured operation.

The awards were given last week to our vice president of Finance, Management and IT, Líbano Miranda Barroso, and to our director of International Contracts, José Zaidan Maluf, at a ceremony held in the Rockefeller Center’s Rainbow Room, in New York. We were recognized in London last December by the British magazine Jane’s Transport with the Aircraft Leasing Deal of the Year award, in recognition of the innovative and favorable conditions that it achieved to finance the four B777 aircraft through financial leasing.

“We receive this double award as an international recognition of TAM’s solid financial situation and of the excellence in relationships that our teams fosters with customers and suppliers, driven by Passion for Aviation and by the Serving Spirit”, stated Líbano Barroso.

Investor Relations: Phone: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ir	Press Agency Contact: Media Relations www.tam.com.br www.taminforma.com.br MVL Comunicação Phone: (55) (11) 3594- 0302 equipetam@mvl.com.br

About TAM:
TAM (www.tam.com.br) has been the domestic market leader since July of 2003, and closed March 2009 with 49.3% of market share. The company flies to 42 destinations in Brazil. Through business agreements signed with regional companies, it reaches 79 different destinations in Brazil. TAM's market share among Brazilian companies that operate international flights stood at 86.8% in March. Operations abroad include TAM flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). It has code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 64 other destinations in the U.S., Europe and South America. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 5.5 million subscribers and has awarded more than 7.4 million tickets.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.